U.S. SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                       BUSINESS ISSUERS


                        FORM 10-SB12G/A

          UNDER SECTION 12(b) OR (g) OF THE SECURITIES
                    EXCHANGE ACT OF 1934


                        EZfoodstop.com

        (Name of Small Business Issuer in its charter)


           Nevada                       88-0459590
(State of incorporation)  (I.R.S. Employer Identification No.)


           Suite 800 - 555 W. Hastings Street
            Vancouver, B.C., Canada V6B 4N5
    (Address of principal executive offices)(Zip Code)

       Issuer's Telephone Number    (604) 893-7093


   Securities to be registered pursuant to 12(b) of the Act: NONE

      Securities to be registered pursuant to 12(g) of the Act:

                    COMMON STOCK $.001 PAR VALUE
                           (Title of Class)









                                 1






           INFORMATION REQUIRED IN REGISTRATION STATEMENT

                              PART I


ITEM 1. DESCRIPTION OF BUSINESS

General
-------

EZfoodstop.com, (the "Company") was incorporated in the State of Nevada on February 4, 2000. The Company was formed to engage in the business of providing Internet-based takeout service for restaurants.

The Company raised a total of $50,000 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on August 3, 2000.

The Company's online take-out restaurant delivery service concept will focus on convenience to the consumer and prompt, reliable and polite delivery. Distinctive design features such as the "EZ" character, which will guide the consumer through the website, are also planned. "EZ" may offer consumers "EZpoints", a passport which earns the consumer points for ordering online, which later can be exchanged for free meals. "EZ" will also have flash prizes and hold culinary competitions where food prizes will be given away to EZ passport holders.

The Company will seek to acquire significant media coverage by arranging cross promotions with food chains, such as national pizza companies and well-established chain restaurants. The Company feels that a wide variety of menu items will create and grow a solid user base. Vendors will then be attracted to the service as a result of the large number of potential consumers and consumers in turn will be attracted to the service by the broad selection of restaurants/menu items available. Consumers will be able to search menu listings for specific items or search by category, key word or vendor name.

The Company's objective is to position itself as a leading online take-out ordering service. Key elements of this strategy include the following:

*	Growing the consumer base with prompt, polite and efficient service
*	Promoting new takeout options
*	Enhancing Website features and functionality through the introduction of personalization features and the opportunity to showcase items
* Expanding pre- and post-order value-added items, such as promotions and EZ passport points
*	Ensure delivery of orders is prompt and correct
*	Developing other markets by actively marketing and promoting the
      Website in selected cities
*	Developing new ideas relating to food services on line

                          				2






What Will Be Available on EZfoodstop.com Website
------------------------------------------------

Food and beverages of restaurants that meet the criterion of EZfoodstop.com, will be available on the website. Categories will include both traditional takeout foods, such as pizza and more unique categories such as "Spice is Nice". Example of food categories include:

Pizza				            Sandwiches	    		Japanese
Spice is Nice		            Chinese			Seafood
Italian			            Healthy Choice		Mexican
Korean			            Greek				BBQ

Restaurant Guidelines
---------------------

Guidelines for ordering and responding to reports of bad food quality or service will be posted on the site. If required, a warning, suspension or removal of those who violate the terms of agreement will result. Trust and safety initiatives may include vendor credit checks and verifications.

Service
-------

There are three key areas to consider with take out service, order taking, delivery and customer satisfaction. The Company emphasizes customer service and is committed to providing its customers prompt, friendly, attentive service. Restaurants signing up on the EZfoodstop's site will be required to agree to meet the Company's standards. This should not be a problem since the food industry is totally dependent upon customer satisfaction and in used to dealing with the above issues.

Cost Effective Business
-----------------------

Because EZfoodstop.com is a virtual restaurant offering menus from a multitude of other restaurants, the Company does not incur many of the business breaking costs of full service restaurants such as:

-	High rents
-	High staffing costs
-	Food inventory

However, the Company does counteract the lower margins with high volumes. The Company believes that combined with relatively low overhead costs these factors should result in increased profit margins for its proposed online take-out food services.

Vendors will pay a nominal fee based on a percentage of the transaction values that come from EZfoodstop.com orders. EZfoodstop.com can also make additional profits from vendors who place ads and run promotions on its Website.
                                  3


EZfoodstop.com Strategy
-----------------------

Building greater awareness of the EZfoodstop.com brand within and beyond the EZfoodstop.com community will be critical to expanding the Company's customer base and to maintaining vitality. An ongoing advertising and PR campaign, both in traditional media and online, may attract new
EZfoodstop.com customers.

Substantially all revenues will be derived from commissions received from vendors as a percentage of items ordered on the Company's website. Additional fees will be possible from advertising and promotions as the business expands.

Website Development
-------------------

The website is being designed as a "user friendly" site, with simplicity in mind, using vibrant colors. The Company's website and logo will be characterized with spectacular design and layout and typically have striking images intended to attract attention. The main page will prominently display a collection of food types ranging from the traditional takeout food types to original ethnic options such as Greek and Japanese food, etc. Each style of food will have its own drop down list of restaurants and menus. Pages may include reviews and comments made by "EZ" based on consumer feedback and detailed food descriptions for those interested. EZ will gather this information by product testing and online communication with consumers. Once the website is up and running and the Company has a sufficient number of menus, business operations will commence.

The Company intends to update and enhance the features and functionality of EZfoodstop.com in order to continue to improve the consumer's experience. Features, showcasing promotions and critiques of vendor's, etc. can be designed and used to enhance the EZfoodstop.com experience.

Target Market
-------------

EZfoodstop.com will at first position itself to target web-savvy consumers from the business community working in or near central business districts. Although the overall market is the general consumer, the business community is centralized, better enabling the Company to initially establish and develop its service and brand name. Advertising or promotions will be specifically placed to maximize exposure to these markets. Initially, EZfoodstop.com will target consumers in the Vancouver, B.C. market in order to gauge its success in a defined area and develop its business in an area in which the company's officers live. The Company is scalable for expansion and growth so that once it is established, it intends to expand to other cities and countries, as there are no limits or boundaries in Internet E-commerce. Country-specific or language-specific websites with related EZfoodstop.com URLs can be established when resources become available.

Targeted demographics include: all age groups since the foods available on EZfoodstop.com will cater to all tastes and budgets.

The business of on-line take-out is primarily done by a very small number of food establishments on their own websites. This makes the business tied to its own advertising effectiveness and allows very little opportunity for attracting new customers on-line. Consumers are also negatively impacted, as they must decide on what to eat without the benefit of convenient choice, often settling on whatever comes to mind first and not what they would ideally like, if given a wider choice. The EZfoodstop.com concept gives the consumer that choice and takes the thinking out of food ordering online. Being listed on such websites provides businesses with the opportunity to reach far greater numbers of consumers and, thus, increase sales.

Industry Overview
-----------------

The Internet has become an important alternative to traditional media, enabling millions of consumers to seek information, communicate with one another and execute commercial transactions electronically.

According to recent Internet statistics, the number of worldwide web users is expected to grow from approximately 100 million in 1998 to approximately 320 million by 2002. The Internet is distinct from traditional media in that it offers real-time access to dynamic and interactive content and instantaneous communication among users. These characteristics, combined with the fast growth of Internet users and usage, have created a powerful, rapidly expanding direct marketing and sales channel. Advertisers can target very specific demographic groups, measure the effectiveness of advertising campaigns and revise them in response to real-time feedback. Similarly, the Internet offers on-line merchants the ability to reach a vast audience and operate with lower costs and greater scale economies, while offering consumers greater selections, lower prices and heightened convenience, compared to conventional retailing.

Portals, such as AOL, Excite, the Go Network, Lycos, MSN and Yahoo, have established themselves as leading pathways for a broad variety of information. Users are augmenting these portals with subject-specific vertical portals, which are becoming one of the fastest growing segments of the Internet. These vertical portals are using brand awareness driven by high quality topical content and significant market resources to establish themselves as destinations for highly concentrated groups of users.

In addition, on-line communities have emerged that allow users with similar interests to engage in interactive activities. Until recently, use of the Internet consisted mainly of users seeking one-way, static information on topics of interest to them. Technologies have recently been developed which allow users greater flexibility to create and personalize content, communicate with users having similar interests and engage in other interactive activities.

Competition
-----------

Current competition will stem mostly from existing Internet businesses in North America. However, these companies generally focus solely on individual cities and currently, no company has successfully become "the" name for Internet take-out ordering in the North American market place. The market for take-out food ordering over the Internet is relatively new; however, it is rapidly evolving and the Company believes it will become more and more competitive. Direct competitors include waiter.com, Takeout Taxi, Neighborhood Menus.com and Lunchnet.

Some current and many potential competitors have longer operating histories, larger customer bases and greater brand recognition in some cities. Some competitors also have significantly greater financial, marketing, technical and other resources. Competitors with other revenue sources may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Website and systems development. Increased competition may result in reduced operating margins, loss of market share and diminished brand value. However, even considering all of these possible factors the Company believes the business potential of the Internet is immense.

Customer Support
----------------

The Company will provide personalized customer service and support. Customer support inquiries/complaints will be handled via email, with customer email inquiries being answered as soon as possible. Businesses receiving complaints will be warned, suspended or taken off of the Website.

Government Regulation
---------------------

General. There are an increasing number of laws and regulations pertaining To the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user privacy, taxation and quality of products and services. Moreover, it may take years to determine whether and how existing laws governing issues such as intellectual property ownership and infringement, privacy, libel, copyright, trade mark, trade secret, obscenity, personal privacy, taxation, regulation of professional services, regulation of medical devices and the regulation of the sale of other specified goods and services apply to the Internet and Internet advertising. The requirement that the Company comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's service, increase its cost of doing business, or otherwise have a material adverse effect on the Company's business, results of operations and/or financial condition.

On-line Content Regulations. Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on the Company's website. Legislation regulating online content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on the Company's ability to generate revenues.

Privacy Concerns. The Federal Trade Commission is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing websites, with particular emphasis on access by minors. Such regulations may include requirements that companies establish certain procedures to, among other things:

* give adequate notice to consumers regarding information collection and disclosure practices;

* provide consumers with the ability to have personal identifying information deleted from a company's database;

* provide consumers with access to their personal information and with the ability to rectify inaccurate information;

* clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's website; and

* obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

Such regulation may also include enforcement and redress provisions. Moreover, even in the absence of such regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One such investigation has resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. Any such developments could have a material adverse effect on the Company's business, results of operations and/or financial condition.

The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. Under this EU directive, EU citizens are guaranteed certain rights, including the right of access to their data, the right to know where the data originated, the right to have inaccurate data rectified, the right to recourse in the event of unlawful processing and the right to withhold permission to use their data for direct marketing. The EU directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The EU directive does not, however, define what standards of privacy are adequate. As a result, there can be no assurance that the EU directive will not adversely affect the activities such as that which the Company intends to engage.

Data Protection. Legislative proposals have been made by the U.S. federal government that would afford broader protection to owners of databases of information, such as stock quotes and sports scores. Such protection already exists in the EU. If enacted, this legislation could result in an increase in the price of services that provide data to websites. In addition, such legislation could create potential liability for unauthorized use of such data.

The Company will obtain all governmental licenses, registrations, permits and approvals necessary for the operation of its website. However, there can be no assurance that it would be able to obtain any new licenses, registrations, permits and/or approvals that may be required in the future in connection with any expansion, or that existing ones will not be suspended or revoked.

Office Facilities
-----------------

The Company currently conducts its business operations from the offices of its president at 800-555 West Hastings Street, Vancouver, B.C., Canada V6B 4N5, and pays a nominal monthly rental fee of $125 US.

Employees
---------

At the present time, the Company has no employees other than its officers and directors, who are not paid for their services, and devote their time as needed to the Company's business.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation
-----------------

The Company expects its current cash in the bank, in addition to the revenues it expects to derive from advertisers on its website to satisfy its cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

As of     March 31, 2001    , the Company had not yet expended any
significant amount of money for research and development. The Company has recently completed its public offering and intends to commence development of its website and services and projects it will spend approximately $10,000 on research and development.

During the next 12 months, the Company does not intend to purchase any significant property or equipment.

Results of Operations
---------------------

    For the three-month period ended March 31, 2001 and for the period from incorporation on February 4, 2000 to the year ended December 31, 2000, the Company had no revenues and incurred total net operating
losses of $16,478 and $10,970 U.S., respectively,      of which
approximately $7,500 consisted of expenses associated with the filing of its initial public offering documents, and the balance for general operating and administrative expenses.

Net cash provided by financing activities for the     three-month period
from ended March 31, 2001 and      for the period from incorporation to
December 31, 2000, was $52,500 U.S.

The ability of the Company to continue as a going concern is dependent on its ability to generate revenues or raise funds through sale of its equity securities for use in administrative, marketing, research and development activities.


ITEM 3.   DESCRIPTION OF PROPERTY

The Company does not currently own any property other than its proprietary website, software and domain name.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the Company's
Common Stock beneficially owned at     March 31, 2001      and December 31,
2000, and as at the date of this filing, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a
group. At     March 31, 2001     ,there were 2,250,000 shares of the Company's
Common Stock issued and outstanding.

Name and Address                  Amount and Nature of
 of Beneficial                        Beneficial              Percent Of
   Owner (1)                          Ownership (2)             Class
----------------                 ---------------------        ----------

John Green 					                       1,000,000
	            44%
795 Anderson Crescent,
West Vancouver, B.C.,
Canada, V7T 1S4

Ann Frazer		       	                     250,000
11%
795 Anderson Crescent
West Vancouver, B.C.
Canada, V7T 1S4

---------------------------------
All Officers/Directors as a Group     1,250,000     	          	55%

(1) The persons named above, who are the only officers, directors and principal shareholders of the Company, may be deemed to be "parents" and "promoters" of the Company, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct holdings in the Company. These persons are the only "promoters" of the Company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors are elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name                                Age        Position(s)
----                                ---        -----------

John Green  (1)				                 39
President, Treasurer and
795 Anderson Crescent,					                   Director
West Vancouver, B.C.,
Canada, V7T 1S4

                                  10

Robert Woolgar				                  34 		    Vice
President of Information
Barn Farm, Jail Lane					                    Technology
and Director
Biggin Hill
Kent, England, TN16 3AU

Scott Johnston				                  33		     Vice
President of Marketing
124 - 2551 Parkview Lane				                 and Director
Port Coquitlam, B.C.
Canada, V3C 6T8

Ann Frazer  (1)				                 36		     Secretary
and Director
795 Anderson Crescent
West Vancouver, B.C.
Canada, V7T 1S4

(1)  John Green and Ann Frazer are husband and wife.

Each of the persons named above have held their offices/positions since inception and are expected to hold said offices/positions until the next annual meeting of stockholders.

Background of Officers and Directors
------------------------------------

John Green has been the President, Treasurer, Secretary and a Director of the Company since inception. Mr. Green has 20 years experience in both the food and marketing business collectively. From January 2000 to the present, he has also been President and a co-owner of Entertainment Exchange Ltd., a company specializing in entertainment marketing on the Internet located in Vancouver, BC. From 1998 to December 1999, he was President and owner of International Sponsorship Exchange Inc. (ISX), an international marketing company based in Vancouver, BC. ISX is a marketing company specializing in promotions and sponsorships within the Entertainment and food and beverage industries. The ISX illustrious client list includes Universal Studios and The Rolling Stones. From May 1996 to the present, he has owned and operated JAG Enterprises, Ltd., an international restaurant consulting company incorporated in the British Virgin Islands. From January 1992 to May 1996, he was an owner/operator of a successful chain of restaurants in South East Asia operating under the name "The Jump". He won a coveted industry award and his marketing of the opening of his business was referred to in "The South China Morning Post" (Asia's premier English newspaper) as "the biggest marketing blitz Hong Kong has ever seen!" From May 1989 to January 1992, he owned and operated Bar Biz Ltd., a food and beverage consulting company in the London, England. Mr. Green graduated from California State University Fresno in 1984 with a Bachelor of Science Degree in Business Administration and General Management. Mr. Green is the husband of Ann Frazer, an officer, director and principal shareholder of the Company. Mr. Green intends to devote full time to the business of the Company.

Robert Woolgar has been Vice President of Information Technology and a Director of the Company since March, 2000. From 1998 to March, 2000, Mr. Woolgar was a manager for Tesco PLC., the UK's largest national retail supermarket chain. From 1986 to 1998, Mr. Woolgar worked for Seang Lee Ltd. a London -based food supplier. His twelve years with this company gave him experience in both the retail and wholesale sector of the food industry. Mr. Woolgar is currently attending an HND computer system engineering programming course at Greenwich University, England. Mr. Woolgar intends to devote his time as required to the business of the Company.

Scott Johnston has been Vice President of Marketing and a Director of the Company since March 2000. From 1998 to the present, Mr. Johnston has also been Vice President of marketing for International Sponsorship Exchange Inc. (ISX), an international marketing company based in Vancouver, Canada. ISX is a marketing company that specializes in sponsorship and in-market promotions/advertising within the entertainment and food & beverage industries. As part of his position, Mr. Johnston has frequently made presentations to Fortune 500 senior executives while with ISX. Mr. Johnston's marketing skills are comprehensive including the development of in-market promotions for Canada Live 2000, a TV broadcast developed with partners CTV and Universal Concerts of Canada and the implementation of highly successful marketing campaigns within the food industry. From 1992 to 1996, he was an owner operator of Chief Pizza in Squamish, BC. The operation of Chief Pizza gives Mr. Johnston in-depth knowledge of the takeout market. From 1989 to 1990, he was an Account Executive with MTI (Nortel associate) in Toronto, Ont. His job involved bringing easy to understand voice/data solutions to corporations with the help of the Nortel's in-depth training. Mr. Johnston graduated in 1991 with a Bachelor of Arts Degree in Business from Brock University in St. Catherines, Ontario, Canada. Mr. Johnston intends to devote his time as required to the business of the Company.

Ann Frazer has been the Secretary and a Director of the Company since March 2000. From May 1996 to the present, she has worked for JAG Enterprises, Ltd., an international restaurant-consulting firm. From January 1992 to May 1996, she worked for The China Jump Ltd. and Aspac Leisure Ltd., which own a chain of restaurants in Hong Kong and Kuala Lumpur, Malaysia. From May 1989 to January 1992, she worked for Bar Biz Ltd., a UK-based consulting company in the food and beverage industry whose client list included: Hilton Hotels, Four Seasons Hotels, and Whitbread and Bass, two of the largest breweries in the world. For all the above companies, she worked as the executive assistant to the managing director of the company, as well as being responsible for sales and marketing and all administrative aspects. From 1984 to 1988, she studied Geography at the University of British Columbia in Vancouver, B.C., Canada. Ms. Frazer is the wife of John Green, an officer, director and principal shareholder of the Company. Ms. Frazer intends to devote her time as required to the business of the Company.

Each of the persons named above has held their offices/positions since inception and is expected to hold said offices/positions until the next annual meeting of stockholders.

ITEM 6.  EXECUTIVE COMPENSATION

The Company's officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Employment Agreements
---------------------
The Company's officers and directors are not currently party to any employment agreements with the Company. The Company presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, the Company may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees of the Company.


ITEM 7. DESCRIPTION OF SECURITIES

At March 31, 2001, there were 2,250,000 shares of the Company's common stock issued and outstanding.

Common Stock
------------
The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock
(i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;
(iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-cumulative Voting
---------------------

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

Cash Dividends
--------------

As of the date of this registration statement, the Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent conditions. It is the present intention of the Company not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company's business.

Reports
-------

The Company will furnish an annual financial report to stockholders, certified by its independent accountants, and will furnish unaudited quarterly financial reports.

Stock Transfer Agent
--------------------

The Company's stock transfer agent is Signature Stock Transfer of Dallas, Texas, an independent, professional stock transfer agency.


                                PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

At     March 31, 2001     , December 31, 2000 and as of the date of this
filing there were 25 shareholders of record of the Company's 2,250,000 shares of Common Stock issued and outstanding.

The Company's Common Stock is currently listed for trading in the "pink Sheets" under the trading symbol, "EZFS"; however, no trading has yet commenced.


ITEM 2. LEGAL PROCEEDINGS

Management of the Company believes there are no material legal proceedings filed, or to the Company's knowledge, threatened against the Company.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

DeVisser & Company, Chartered Accountants, independent chartered accountants, has been the Company's only auditor since inception and there have been no disagreements between the Company and DeVisser & Company.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On April 10, 2000, a total of 1,250,000 shares of Common Stock were issued in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $2,500 U.S., or $.002 per share. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended, and are held by officers and directors of the Company.

In August 2000, the Company issued a total of 1,000,000 shares of Common Stock, at a price of $.05 per share to a total of 23 investors pursuant to an offering under Rule 504 of Regulation D, promulgated under the Securities Act of 1933, approved by the State of Nevada Securities Division and raised a total of $50,000, which is being used for general operations of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Articles of Incorporation and By-Laws of the corporation, the Company may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in the best interest of the Company. In certain cases may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, the Company must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, the Company is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                             PART F/S

The financial statements and supplementary data are included herein.


FINANCIAL STATEMENTS AND EXHIBITS

Following are the     unaudited Financial Statements of the Company for the
three-month period ended March 31, 2001 and for the period from incorporation
on February 4, 2000 to December 31, 2000     , reviewed by DeVisser &
Company, Chartered Accountants, an independent chartered accounting firm.

                              EZFOODSTOP.COM
                      (A Development Stage Company)




                          FINANCIAL STATEMENTS
                       (Expressed in U.S. Dollars)


     For the Three Month period Ended March 31, 2001 (unaudited)
                                   and
        For the Period From Incorporation on February 4, 2000
                                   to
                          December 31, 2000

                   DE VISSER & COMPAY
                  CHARTERED ACCOUNTANTS
                                                  401-905 West Pender Street

Vancouver, B.C., Canada

V6C 1L6
                                                         Tel: (604) 687-5447
                                                         Fax: (604) 687-6737







REVIEW ENGAGEMENT REPORT

To the Stockholders of EZfoodstop.com

We have reviewed the balance sheet and statement of stockholders' equity of EZFoodstop.com as at March 31, 2001 and the statements of operations and deficit and cash flows for the three month period then ended. Our review was made in accordance with generally accepted standards for review engage-ments and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principles.

DeVisser & Company

CHARTERED ACCOUNTANTS
/s/ DeVisser & Co.

Vancouver, British Columbia
April 17, 2001

                               EZFOODSTOP.COM
                                BALANCE SHEET
                                    As at

                                                March 31        December 31
                                                  2001              2000
                                                (U.S.$)            (U.S.$)
                                              (unaudited)

                        ASSETS
Current Assets
  Cash                                         $  36,468         $ 43,159
                                               =========         ========
                       LIABILITIES

Current Liabilities
  Accounts Payable                                   446             1,629
                                               ---------         ---------
                      STOCKHOLDERS' EQUITY

Share Capital(note 4)
  Authorized: 100,000,000 common shares,
  par value $0.001 per share

  Issued: 2,250,000 common shares 	               2,250             2,250

  Additional Paid-in-Capital                      50,250            50,250

  Deficit accumulated during the
  Development Stage                              (16,478)          (10,970)
                                               ----------        ----------
                                                   36,022            41,530
                                               ----------        ----------
Continuance of Operations (note 3)                 36,468            43,159
                                               ==========        ==========

Approved by the Director:
/s/ John Green

[FN]
         See notes to the financial statements

                         EZFOODSTOP.COM
              Statement of Operations and Deficit
         For the three month period ended March 31, 2001
       (Comparative for the Period from Incorporation on
             February 4, 2000 to December 31, 2000)

                                  Cumulative
                                   Amounts
                                   Date of     For the three
                                 Incorporation  month Period
                                 (February 4,      Ended       Incorporation to
                                     2000)        March 31       December 31,
                                 to March 31,       2001             2000
                                     2001         (U.S.$)          (U.S.$)
                                   (U.S.$)       (unaudited)
                                 (unaudited)
Expenses

  Administrative and office	          39                -               39
  Bank charges		               165               46	             119
  Legal and accounting		       2,925	      1,125            1,800
  Miscellaneous                        589               10   	       579
  Office equipment                     441                -              441
  Office rent			       1,145                -            1,145
  Professional services	            10,466            4,119     	     6,347
  Trust and filing			   708              208              500
                                  --------       ----------       ----------

Net loss for the period		     (16,478)          (5,508)         (10,970)

Deficit-beginning of period              -          (10,970)               -
                                 ---------      -----------       ----------
Deficit - end of period		     (16,478)         (16,478)         (10,970)
                                 =========      ===========       ==========
Weighted average number
of shares outstanding                             2,250,000        1,375,378
                                                ===========       ==========

Loss per share					       $    (0.00)       $   (0.01)
                                                ===========       ==========





                    See notes to the financial statements

                              EZFOODSTOP.COM
                         Statement of Cash Flows
              For The three month period ended March 31, 2001
              (Comparative for the Period from Incorporation
                 on February 4, 2000 to December 31, 2000)

                                  Cumulative
                                   Amounts
                                   Date of     For the three
                                 Incorporation  month Period
                                 (February 4,       Ended      Incorporation to
                                     2000         March 31       December 31,
                                 to March 31,       2001             2000
                                     2001         (U.S.$)          (U.S.$)
                                   (U.S.$)       (unaudited)
                                 (unaudited)

Cash Provided By (Used For):

Operating Activities

  Net loss for the period          (16,478)         (5,508)       (  10,970)

  Adjustment to reconcile net loss
  to cash:

  - increase in accounts payable        446         (1,183)            1,629
                                 ----------     -----------      -----------
                                   (16,032)         (6,691)          (9,341)

Financing Activity

  Proceeds from the issue of
  share capital                      52,500               -           52,500
                                 ----------     -----------      -----------

Net Cash (used) provided
during the period                    36,468         (6,691)           43,159

Cash - beginning of Period               -          43,159                -
                     		   ----------     -----------       ----------
Cash - end of period	             36,468         36,468            43,159
                      		   ==========     ===========       ==========



                     See Notes to the Financial Statements

                                EZfoodstop.com
                        STATEMENT OF STOCKHOLDERS' EQUITY




   								   Total
                 Common       Additional       Accumulated  Stockholders'
                 Stock      Paid-in Capital      Deficit      Equity
                 ------    ----------------    ----------   ------------
                 U.S.$         U.S.$             U.S.$         U.S.$



Shares issued    2,250		      50,250	       -	  52,500

Net loss  	 	   -		           -       (10,970)	 (10,970)
		     ------		      ------		       -------
-------

Balance,
December 31,
2000		     2,250		      50,250       (10,970)     41,530
		     =====		      ======       =======	 =======

Net loss
(unaudited)          -                  -         (5,508)	  (5,508)
                 -----              ------       -------      ------

Balance
(unaudited)-
March 31, 2001   2,250              50,250        16,478      36,022
                 =====              ======        ======      ======











             See Notes to the Financial Statements

                             EZfoodstop.com
                     (A Development Stage Company)
                     Notes to Financial Statements
     For the Three Month Period Ended March 31, 2001 (unaudited) and
For the Period from Incorporation on February 4, 2000 to December 31, 2000


1.	THE CORPORATION AND ITS BUSINESS

The Company was incorporated as Egoonline.com in the State of Nevada, United States of America on February 4, 2000 under the
Nevada Revised Statutes, Chapter 78, Private Companies, and changed its name to Ezfoodstop.com on April 26, 2000.

The Company has offices in Reno, Nevada, U.S.A. and Vancouver, B.C. The Company is in its development stage and to date its activities have been limited to initial organization and capital formation.


2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These financial statements have been prepared in United States of America dollars using United States of America Generally Accepted
Accounting Principles.

Accounting Method

The Company records income and expenses on the accrual method.

Fiscal Year

The fiscal year end of the Company is December 31.

Net Loss Per Share

Basic loss per share includes no dilution and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share reflects the potential dilution of securities that could occur if securities or other contracts (such as stock options and warrants) to issue common stock were exercised or converted into common stock. The Company has no outstanding stock options or warrants.

Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the Company's financial statements in conformity with United States Generally Accepted Accounting Principles requires the Company's management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no source of revenue. The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial amounts of equity funds for use in administrative and investment activities.


4.	SHARE CAPITAL

Authorized

The authorized share capital consists of 100,000,000 shares of common stock with a par value of $0.001.

Issued

1,250,000 common shares were issued at $0.002 per share for a consideration of $2,500.

1,000,000 common shares were issued at $0.05 per share for a consideration of $50,000.

                              SIGNATURES

Inaccordance with Section 13 or 15(d) of the Exchange Act, the
Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  May 14, 2001          EZfoodstop.com
                              by: /s/ John Green, President


In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of Registrant in the capacities and on the dates indicated.

/s/ John Green, President and Director
May 14, 2001

/s/ Robert Woolgar, Vice President andDirector
May 12, 2001

/s/ Scott Johnson, Vice President and Director
May 14, 2001

/s/ Ann Frazer, Secretary and Director
May 14, 2001